JINHUI

# JINHUI SHIPPING AND TRANSPORTATION LIMITED

(Member of The Jinhui Group)

26/F., Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.

Tel : (852) 2545 0951 Fax: (852) 2541 9794



## Interim Report

## JIN – INTERIM REPORT
## FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2001

The following is a summary of the latest development in the business and investments of Jinhui Shipping and Transportation Limited and its subsidiaries (the "Group") for the information of the Company's shareholders, brokers and the investing public.

## UNAUDITED RESULTS

For the quarter ended 30 June 2001 (the "Quarter"), the Group's turnover and net profit grew by 132% and 106% to US$24,162,000 and US$3,709,000 respectively as compared with those for the same quarter last year. The improvement in profitability during the Quarter was mostly attributable to contributions from increased shipping activities, lower bunker costs as well as stringent cost controls.

Turnover for the six months ended 30 June 2001 (the "Period") was US$43,885,000, representing a growth of 104% over that of US$21,480,000 for the same period last year. Net profit for the Period amounted to US$9,898,000, up from US$2,129,000 for the corresponding period last year. Basic earnings per share was US$0.1006 for the Period as against US$0.0216 for the same period of 2000.

## INTERIM DIVIDEND

The board of directors (the "Board") has resolved not to recommend the payment of any interim dividend for the Period (*six months ended 30 June 2000: Nil*).

## CONSOLIDATED INCOME STATEMENT

| | Note | **3 months ended 30/06/01 *US$'000*** | 3 months ended 30/06/00 *US$'000* | **6 months ended 30/06/01 *US$'000*** | 6 months ended 30/06/00 *US$'000* | Year ended 31/12/00 *US$'000* |
|---|---|---|---|---|---|---|
| Turnover | *2a* | **24,162** | 10,396 | **43,885** | 21,480 | 53,611 |
| Other operating income | | **1,573** | 495 | **3,029** | 1,682 | 6,234 |
| Other net income | | **1,412** | 4,298 | **6,582** | 5,594 | 7,432 |
| Voyage related expenses | | **(20,192)** | (9,214) | **(37,256)** | (19,539) | (45,270) |
| Staff costs | | **(848)** | (823) | **(1,689)** | (1,763) | (3,300) |
| Other operating expenses | | **(523)** | (2,612) | **(1,385)** | (3,379) | (5,008) |
| Depreciation and amortization | | **(1,806)** | (1,207) | **(3,330)** | (2,615) | (6,093) |
| Profit from operations | *2a* | **3,778** | 1,333 | **9,836** | 1,460 | 7,606 |
| Interest income | | **680** | 789 | **1,411** | 1,325 | 3,001 |
| Interest expenses | | **(754)** | (324) | **(1,346)** | (660) | (1,559) |
| Provision for permanent diminution in value in fixed assets | | **-** | - | **-** | - | (23,124) |
| Profit (Loss) before taxation | | **3,704** | 1,798 | **9,901** | 2,125 | (14,076) |
| Taxation | *3* | **-** | - | **(19)** | - | - |
| Profit (Loss) from ordinary activities after taxation | | **3,704** | 1,798 | **9,882** | 2,125 | (14,076) |
| Minority interest | | **5** | 6 | **16** | 4 | 8 |
| Net profit (loss) for the period/year | | **3,709** | 1,804 | **9,898** | 2,129 | (14,068) |
| Basic earnings (loss) per share (*US$*) | *4* | **0.0377** | 0.0183 | **0.1006** | 0.0216 | (0.1429) |

*Separate statement of recognized gains and losses has not been prepared as the only component of such statement is the net profit for the Period.*

## CONSOLIDATED BALANCE SHEET

| | Note | At 30/06/01 US$'000 | At 30/06/00 US$'000 | At 31/12/00 US$'000 |
|---|---|---|---|---|
| Fixed assets | | | | |
| Vessels under construction | | **6,548** | 19,147 | 18,910 |
| Owned vessels | | **122,719** | 72,008 | 79,740 |
| Other fixed assets | | **5,683** | 15,628 | 5,799 |
| | | **134,950** | 106,783 | 104,449 |
| Other investments | | **6,065** | 6,709 | 6,280 |
| Other non-current assets | | **3,043** | 4,954 | 3,121 |
| Current assets | | | | |
| Current assets other than pledged deposits and bank balances and cash | | **16,311** | 21,777 | 21,394 |
| Pledged deposits | | **7,687** | 7,321 | 6,134 |
| Bank balances and cash | | **24,903** | 5,925 | 9,160 |
| | | **48,901** | 35,023 | 36,688 |
| Total assets | *2b* | **192,959** | 153,469 | 150,538 |
| Capital and reserves | | | | |
| Issued capital | | **49,214** | 49,214 | 49,214 |
| Reserves | | **55,910** | 62,209 | 46,012 |
| | | **105,124** | 111,423 | 95,226 |
| Minority interest | | **(76)** | (56) | (60) |
| Total liabilities | | | | |
| Non-current liabilities | | **58,045** | 23,065 | 32,710 |
| Current liabilities | | **29,866** | 19,037 | 22,662 |
| | *2b* | **87,911** | 42,102 | 55,372 |
| Total equity and liabilities | | **192,959** | 153,469 | 150,538 |

## CONSOLIDATED CASH FLOW STATEMENT

| | **6 months ended 30/06/01 *US$'000*** | 6 months ended 30/06/00 *US$'000* | Year ended 31/12/00 *US$'000* |
|---|---|---|---|
| Net cash inflow from operating activities | **18,324** | 3,812 | 16,193 |
| Net cash inflow from returns on investments and servicing of finance | **1,020** | 853 | 1,575 |
| Taxation paid | **(19)** | - | - |
| Net cash outflow from investing activities | **(33,615)** | (20,230) | (44,513) |
| Net cash outflow before financing | **(14,290)** | (15,565) | (26,745) |
| Net cash inflow from financing activities | **29,680** | 9,977 | 22,019 |
| Increase (Decrease) in cash and cash equivalents | **15,390** | (5,588) | (4,726) |
| Cash and cash equivalents brought forward | **5,789** | 10,515 | 10,515 |
| Cash and cash equivalents carried forward | **21,179** | 4,927 | 5,789 |
| Analysis of the balances of cash and cash equivalents | | | |
| Bank balances and cash | **24,903** | 5,925 | 9,160 |
| Bank overdraft | **(3,724)** | (998) | (3,371) |
| | **21,179** | 4,927 | 5,789 |

## NOTES TO THE FINANCIAL STATEMENTS

1. **Principal accounting policies**
   The principal accounting policies and methods of computation used in the preparation of the interim financial statements for the Period are consistent with those used in the annual financial statements for the year ended 31 December 2000.

## 2. Segmental information

(a) An analysis of the Group's turnover and profit (loss) from operations by business segments is as follows:

| | **3 months ended 30/06/01** | 3 months ended 30/06/00 | **6 months ended 30/06/01** | 6 months ended 30/06/00 | Year ended 31/12/00 |
|---|---|---|---|---|---|
| | ***US$'000*** | *US$'000* | ***US$'000*** | *US$'000* | *US$'000* |
| Turnover | | | | | |
| Chartering freight and hire | **24,067** | 10,286 | **43,778** | 21,199 | 53,038 |
| Trading | **-** | - | **-** | - | - |
| Investments in China * | **95** | 110 | **107** | 281 | 573 |
| Other operations | **-** | - | **-** | - | - |
| | **24,162** | 10,396 | **43,885** | 21,480 | 53,611 |
| Profit (Loss) from operations | | | | | |
| Chartering freight and hire | **1,858** | 105 | **3,179** | (113) | 2,373 |
| Trading | **397** | (1,812) | **520** | (2,112) | (823) |
| Investments in China * | **121** | 90 | **(375)** | 163 | (609) |
| Other operations | **1,402** | 2,950 | **6,512** | 3,522 | 6,665 |
| | **3,778** | 1,333 | **9,836** | 1,460 | 7,606 |

(b) An analysis of the Group's assets and liabilities by business segments is as follows:

| | **At 30/06/01** | At 30/06/00 | At 31/12/00 |
|---|---|---|---|
| | ***US$'000*** | *US$'000* | *US$'000* |
| Segment assets | | | |
| Chartering freight and hire | **139,173** | 97,242 | 106,131 |
| Trading | **17** | 314 | 564 |
| Investments in China * | **7,280** | 8,415 | 7,812 |
| Other operations | **13,899** | 34,252 | 20,737 |
| | **160,369** | 140,223 | 135,244 |
| Unallocated assets | **32,590** | 13,246 | 15,294 |
| Total assets | **192,959** | 153,469 | 150,538 |

| | At<br>**30/06/01**<br>***US$'000*** | At<br>30/06/00<br>*US$'000* | At<br>31/12/00<br>*US$'000* |
|---|---|---|---|
| Segment liabilities | | | |
| Chartering freight and hire | **81,083** | 37,027 | 49,220 |
| Trading | **49** | 2,776 | 1,413 |
| Investments in China * | **895** | 244 | 393 |
| Other operations | **2,134** | 775 | 869 |
| | **84,161** | 40,822 | 51,895 |
| Unallocated liabilities | **3,750** | 1,280 | 3,477 |
| Total liabilities | **87,911** | 42,102 | 55,372 |

* *Investments in China represent the Group's operations in transportation, warehouse and direct investments in China.*

**3. Taxation**

Taxation amounting to US$19,000 (*six months ended 30 June 2000: Nil*) for the Period represents an underprovision in prior years for Hong Kong Profits Tax for the Company and its subsidiaries.

**4. Basic earnings per share**

The calculation of basic earnings per share is based on the net profit for the Period of US$9,898,000 *(six months ended 30 June 2000: US$2,129,000)* and on the weighted average number of 98,428,341 *(six months ended 30 June 2000: 98,428,341)* shares in issue during the Period.

Diluted earnings per share is not shown as there is no potential ordinary shares in issue for the Period and for the six months ended 30 June 2000.

**5. Capital expenditure commitments**

At 30 June 2001, the Group had capital expenditure commitments relating to the newbuildings of three (*at 31 December 2000: five*) dry bulk vessels. The total purchase price of these vessels was approximately US$63,450,000 (*at 31 December 2000: US$109,250,000*) and the total amount contracted but not provided for (net of deposits paid) was approximately US$57,102,000 *(at 31 December 2000: US$91,452,000)*.

**6. Comparative figures**

Certain comparative figures have been reclassified to conform to current Period's presentation.

## REVIEW OF OPERATIONS

The dry bulk shipping market was quite unstable during the Quarter. Backed up by a steady demand and business condition in the Atlantic, the Panamax and Handymax markets remained firm at the start of the Quarter. Thereafter, the economic slowdown experienced by some major markets including the United States and Japan was more severe than expected, resulting in a weaker market sentiment and lower rates. On the whole, the dry bulk freight market fluctuated within a narrow range but followed a general downward trend, with the Baltic Freight Index (the "BFI") falling slightly by 52 points to close the Quarter at 1,386. This was 230 points below that at 1,616 by the end of the same quarter last year.

Despite the adverse market development in freight rates, the Group's shipping operations managed to achieve an operating profit of US$1,858,000 for the Quarter as against US$105,000 for the same quarter last year. Such an improvement in profitability reflected that contributions from increased activities, partly attributable to an expanded fleet of owned vessels, lower bunker costs and stringent cost controls were more than able to offset downward adjustments in freight rates during the Quarter.

The Group's fleet of owned vessels was further expanded to nine with a total deadweight tonnage of about 400,000 metric tons in April 2001 when motor vessel "Jin Fu" was delivered as scheduled. The mortgage loans drawn to finance the deliveries of the said vessel as well as motor vessels "Jin Li" and "Jin An" since July 2000 accounted significantly for the rise in interest expenses by 133% to US$754,000 for the Quarter as compared with US$324,000 for the same quarter last year. They also helped to explain the increase in the Group's gearing ratio (total liabilities to shareholders' equity). At 30 June 2001, the gearing ratio was around 84%, a level which was nonetheless considered acceptable taking account of the Group's pledged deposits, bank balances and cash amounting to US$32,590,000 at that date.

The Group's other operations recorded an operating profit of US$1,402,000 for the Quarter which mainly represented gains, including unrealized provisions, from the Group's short-term investments and foreign currency exposures.

## OUTLOOK

The prospects of the freight market are uncertain, depending largely on the availability of tonnage and how fast the major economies, particularly the United States, can recover from the prevailing economic slowdown. Nevertheless, a harsh and sudden fall in the BFI by nearly 30% since the end of the Quarter to mid-August 2001 has signified worsening business conditions and declining freight earnings and, in turn, suggested that the profit made by the Group during the Quarter would not continue into the rest of the year. In the near term, the freight market would remain depressed as the demand is unlikely to increase to take up the excessive tonnage under a stagnant economic environment.

By Order of the Board
**Ng Kam Wah Thomas**
*Managing Director*

30 August 2001

For further information, please contact:

Ms. Cathy Ho or Ms. Eva Cheung
Jinhui Shipping and Transportation Limited
26/F Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.
Tel: (852) 2545 0951
Fax: (852) 2541 9794
Email: company@jinhuiship.com

JST12IR0-ENG.DOC